SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*
NGEN, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
630075109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      ☐ Rule 13d-1(b)
      ☑ Rule 13d-1(c)
      ☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	630075109	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Fisher Scientific International Inc. (a wholly owned subsidiary of Thermo Fisher Scientific Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	630075109	13G	Page	3	of	5	Pages
Item 1(a).  Name of Issuer:
Ngen, Inc. (formerly Nanogen, Inc.)
Item 1(b).  Address of Issuer’s Principal Executive Offices:
10398 Pacific Center Court
San Diego, CA 92121
Item 2(a).  Names of Person Filing:
Fisher Scientific International Inc. (a wholly owned subsidiary of Thermo Fisher Scientific Inc.)
Item 2(b).  Address of Principal Business Office or, if none, Residence:
81 Wyman Street
Waltham, Massachusetts
Item 2(c).  Citizenship:
Delaware
Item 2(d).  Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).  CUSIP Number:
630075109
Item 3.       If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
N/A
Item 4.       Ownership.
(a)	Amount Beneficially Owned:

0 shares

(b)	Percent of Class:

0.0%

(c)	Number of Shares as to which reporting person has:
i.	Sole power to vote or to direct the vote: 0

CUSIP No.	630075109	13G	Page	4	of	5	Pages
ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0
Item 5.      Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☑
Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company.
N/A
Item 8.      Identification and Classification of Members of the Group.
N/A
Item 9.      Notice of Dissolution of Group.
N/A
Item 10.     Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	630075109	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Fisher Scientific International Inc.
Dated: February 5, 2010	By:	/s/ Seth H. Hoogasian
		Name:	Seth H. Hoogasian
		Title:	President and Secretary